EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT
AS OF DECEMBER 31, 2010

Full Name of Subsidiary	Place of Incorporation
Greenlight Reinsurance, Ltd.	Cayman Islands
Greenlight Reinsurance Ireland, Ltd.	Ireland
Verdant Holding Company, Ltd	Delaware